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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Establishment of Subsidiaries

On December 14, 2021, China Xiangtai Food Co., Ltd. (the “Company”) formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. The Company holds 100% equity interest in SonicHash Canada and SonicHash Singapore.

Sales and Purchase Agreement

On December 15, 2021, SonicHash Canada entered into a sales and purchase agreement (the “Agreement”) with Mineone Inc. (the “Seller”), pursuant to which SonicHash Canada agreed to purchase and the Seller agreed to sell and deliver 742 units of cryptocurrency mining equipment (the “Products”) in accordance with the terms and conditions of the Agreement for a total purchase price of US$6,999,200 excluding tax (the “Purchase Price”), payable with 5 business days after signing the Agreement. The Seller agrees to deliver the Products to the first carrier or the carrier designated by SonicHash Canada within 5 business days after SonicHash Canada makes payment in full.

The foregoing descriptions of the Agreement is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

SonicHash Inc. has paid the Purchase Price and the Products has been delivered at a mining facility in Canada.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sales and Purchase Agreement between SonicHash Inc. and Mineone Inc., dated December 15, 2021
99.1	Press release “China Xiangtai Food Co., Ltd. Announces completion of its first purchase of spot bitcoin miners worth US$7,000,000 with total hash rate of 69,000 Th/s”, dated December 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board